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                                                                     EXHIBIT 8.1
                          [KPMG Peat Marwick LLP Letterhead]


June 22, 1999


The Board of Directors                  The Board Of Directors
Kinnard Investments, Inc.               MI Acquisition Corporation
Kinnard Financial Center                220 South Sixth Street
920 Second Avenue South                 Suite 300
Minneapolis, MN  55402                  Minneapolis, MN  55402

Dear Boards of Directors:

You have requested the opinion of KPMG Peat Marwick LLP ("KPMG") regarding certain Federal income tax consequences of a plan of statutory merger pursuant to which MI Acquisition Corporation ("Target") will merge (the "Merger") with and into a corporation organized under the laws of the State of Minnesota ("Merger Subsidiary"), which will at the time of the Merger be a wholly owned first-tier subsidiary of Kinnard Investments, Inc. ("Parent"). In rendering this opinion, we have relied upon certain documents you have submitted for our consideration including an Agreement and Plan of Merger (the "Agreement") dated May 16, 1999, between Parent, Merger Subsidiary, and Target. All sections referenced herein are to the Internal Revenue Code of 1986, as amended, unless stated otherwise.


                                        FACTS

THE CORPORATE PARTIES

Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Minnesota. As of April 30, 1999, Parent has 7.5 million shares of $.02 par value voting Common Stock authorized, 5.1 million shares issued and outstanding ("Parent Common Stock"). Parent Common Stock is the only stock of Parent that is outstanding. Merger Subsidiary is a newly organized corporation, created solely for purposes of their transactions, chartered under the laws of the state of Minnesota and is a wholly owned first-tier subsidiary of Parent. Target is a corporation duly organized, validly existing and in good standing under the laws of the state of Minnesota. Target is authorized to issue 3,000,000 shares of common stock ("Target Common Stock") and 100,000 shares of preferred stock ("Target Preferred Stock"). As of the date of the Agreement, (a) 938,950 shares of Target Common Stock were issued and outstanding, (b)

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300,000 shares of Target Common Stock were reserved for issuance pursuant to outstanding Target Employee Options (defined below), (c) 50,000 shares of Target Common Stock were reserved for issuance pursuant to outstanding Target Directors Options (defined below) and (d) no shares of Target Preferred Stock were issued and outstanding.

SHARE REPURCHASE PLANS

In November of 1993, Parent initiated a plan to repurchase 1,600,000 shares of Parent Common Stock from the public ("the 1993 Plan"). As of October 21, 1998, 1,547,000 shares of Parent Common Stock were repurchased. On October 21, 1998, the Parent board of directors adopted a resolution authorizing Parent to repurchase up to 1,000,000 additional shares of Parent Common Stock from time to time, in the open market or in privately negotiated transactions, at the discretion of Parent's management ("the 1998 Plan"). The 1998 Plan will commence after the completion of the 1993 Plan. Parent has no other authorized share repurchase plans as of the date of the Merger.

THE MERGER

For what have been represented to KPMG to be valid corporate business reasons, the Boards of Directors of Parent and Target have determined that it is in the best interests of Parent and Target and their respective shareholders to consummate the Merger. Therefore, the following transaction will occur:

Target will merge with and into Merger Subsidiary pursuant to the applicable laws of the state of Minnesota, and Merger Subsidiary will be the surviving corporation and the separate corporate existence of Target will cease. Pursuant to the state corporate merger laws of the State of Minnesota, Merger Subsidiary will succeed to and acquire all of the assets, and assume all of the liabilities of Target as of the effective time of the Merger.

Pursuant to and as a result of the Merger, the common shareholders of Target (other than dissenting shareholders who may receive cash in the Merger) shall be entitled to receive from Parent, at the election of the holder thereof, one of the following (the "Merger Consideration"):

     1. the right to receive $19.25 in cash, without interest (the "Cash Consideration"), or

     2. the right to receive 3.5 shares (the "Exchange Ratio") of Parent Common Stock (the "Stock Consideration").

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Parent will not issue any fractional shares of Parent Common Stock.  If a common shareholder of Target is entitled to receive a fractional share of Parent Common Stock as a result of the Exchange Ratio used in determining the Stock Consideration, then Parent will pay such shareholder cash equal in value to the product obtained by multiplying such fractional share interest of such holder by $19.25 (the "Fractional Share Cost").

In no event will the Cash Consideration plus the Fractional Share Cost be less than $5,000,000 or more than $8,000,000 (the latter amount includes cash paid to redeem Target Director Options and cash paid to dissenting shareholders.

Pursuant to the Merger, all employee stock options ("Target Employee Options") to purchase shares of Target stock under the 1997 Stock Option Plan ("Target Stock Option Plan"), which are then outstanding and unexercised, shall cease to represent a right to acquire a share of Target stock and shall be converted automatically into options to purchase shares of Parent Common Stock (also referred to as "Parent Options"). Parent shall assume each Target Employee Option subject to the material terms thereof, including but not limited to the accelerated vesting of such options which shall occur in connection with or by virtue of the Merger as and to the extent required by the Target Stock Option Plan and agreements governing such Target Employee Options; provided, however, that from and after the effective date of the Merger, (i) the number of shares of Parent Common Stock purchasable upon exercise of such Target Employee Option shall be equal to the number of shares of Target stock that were purchasable under such Target Employee Option immediately prior to the effective date of the merger multiplied by the Exchange Ratio, and rounding to the nearest whole share, and (ii) the per share exercise price under each such Target Employee Option shall be adjusted by dividing the per share exercise price of each such Target Employee Option by the Exchange Ratio, and rounding down to the nearest
cent.   Notwithstanding the foregoing, each Target Employee Option which is intended to be an incentive stock option (as defined in Section 422) shall be adjusted in accordance with the requirements of Section 424. Accordingly, with respect to any incentive stock options, fractional shares shall be rounded down to the nearest whole number of shares and where necessary the per share exercise price shall be rounded down to the nearest cent.

Pursuant to the Merger, all director stock options ("Target Director Options") to purchase shares of Target stock under Target's 1998 Director Stock Option Plan ("Target Director Stock Option Plan"), which are then outstanding and unexercised, whether vested or unvested, shall automatically become immediately vested. Each holder of a Target Director Option shall receive within five business days after the closing date from the Merger Subsidiary solely cash pursuant to the Agreement (less applicable withholding taxes) in an aggregate amount equal to the difference between $19.25 and the applicable exercise price per share.

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SUBSEQUENT TRANSACTIONS

At some time subsequent to the Merger, Parent, as the sole owner of Merger Subsidiary and Miller & Schroeder, Inc. ("MSI"), plans to merge MSI, a wholly-owned, first tier subsidiary of Target prior to the Merger, with and into Merger Subsidiary pursuant to a statutory merger under Minnesota law ("MSI Merger"). All of the assets and liabilities of MSI will be transferred to Merger Subsidiary, all of MSI's stock will be canceled, and MSI's separate corporate existence will cease. At some time subsequent to the MSI Merger, Merger Subsidiary may choose to dispose of no more than 5 percent of MSI's total assets ("the Unwanted Assets").

PRIOR TRANSACTIONS

On Feb 1, 1998, Target purchased all of the issued and outstanding capital stock of CH Brown Target, Inc. Pursuant to the stock purchase plan, Target transferred 23,500 shares of Target Common Stock, which had a fair market value of $235,000 and $5,000 in cash and notes in exchange for all of the issued and outstanding shares of CH Brown. The acquisition was treated as a taxable stock purchase.

On July 31, 1997, Target purchased all of the issued and outstanding shares of MSI. Pursuant to the stock purchase agreement, Target transferred cash in the amount of $13,930,415 in exchange for all of the issued and outstanding shares
of MSI.   This transaction was partially financed by $6,500,000 of term debt
("Acquisition Debt").   The acquisition was treated as a taxable stock purchase.

                                   REPRESENTATIONS

With respect to the Merger, the following representations have been made by Parent, Target, and/or Merger Subsidiary pursuant to letters of representation dated as of the date hereof:

     1. The Merger will be consummated in compliance with the material terms of the Agreement and none of the material terms and conditions therein have been waived or modified and no party to the transaction has any plan or intention to waive or modify any such material term or condition.

     2. The fair market value of the Parent Common Stock and other consideration to be received by each shareholder of Target will be

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          approximately equal to the fair market value of Target stock surrendered in exchange therefor.

     3. The fair market value of the Parent Options and other consideration to be received by each holder of Target Employee Options will be approximately equal to the fair market value of Target Employee Options surrendered in exchange therefor.

     4. To the best of the knowledge of the management of Target, there is no plan or intention on the part of (i) any 5 percent or greater Target shareholder; (ii) any Target shareholder who is on the Target board of directors; or (iii) any Target shareholder having managerial control over Target, to sell, directly or indirectly, any Parent Common Stock received in the Merger to Parent, Merger Subsidiary, or any party related to Parent or Merger Subsidiary. For purposes of this representation, the term "to sell" includes any sale or exchange, including, but not limited to, the open market repurchase option and the private negotiation option of either the 1993 Plan or the 1998 Plan.

     5. To the best of the knowledge of the management of Target, there is no plan or intention on the part of any 5 percent or greater shareholder of Target, or the remaining shareholders of Target to sell to Parent, Merger Subsidiary, or any party related to Parent or Merger Subsidiary, directly or indirectly, an amount of Parent Common Stock received in the Merger, that would reduce the amount of Parent Common Stock treated as issued in the Merger to a number of shares having a value, as of the date of the Merger, of less than 47 percent of the value of all of the formerly outstanding shares of Target Common Stock (including shares held by dissenters). For purposes of this representation, shares of Target Common Stock exchanged for cash or other properties pursuant to the Merger, redeemed before (but in connection with) the Merger; surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Parent Common Stock, will be treated as outstanding Target Common Stock on the date of the Merger.

     6. Merger Subsidiary will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately prior to the Merger. For purposes of this representation, amounts paid by Target to dissenters, amounts paid by Target to shareholders, Target Director

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          Option holders and Target Employee Option holders who receive cash or other property, Target assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Target immediately preceding the Merger, will be included as assets of Target held immediately prior to the Merger.

     7. Prior to the Merger, Parent will be in control of Merger Subsidiary within the meaning of Section 368(c)(1).

     8. Following the Merger, Merger Subsidiary will not issue additional shares of its stock that would result in Parent losing control of Merger Subsidiary within the meaning of Section 368(c)(1).

     9. Neither Parent nor any corporation related to Parent, has any plan or intention to reacquire any of the Parent Common Stock issued in the Merger.

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     10.  Parent has no plan or intention to liquidate Merger Subsidiary; to merge Merger Subsidiary with and into another corporation (other than the MSI Merger); to sell or otherwise dispose of any of the stock of Merger Subsidiary; or to cause Merger Subsidiary to sell or otherwise dispose of any of the assets of Target acquired in the Merger, except for dispositions made in the ordinary course of business.

     11. The liabilities of Target to be assumed by Merger Subsidiary and any liabilities to which the transferred assets are subject, were incurred by Target in the ordinary course of its business. For purposes of this representation, 100 percent of the Acquisition Debt was used in the acquisition of MSI.

     12. After the Merger, Parent will continue the historical business of Target or use a significant portion of Target's business assets in a business.

     13. Parent, Merger Subsidiary, Target, the shareholders of Target and the holders of Target Employee Options will each pay their respective expenses, if any, incurred in connection with the Merger.

     14. There is no intercorporate debt existing between Parent and Target or between Merger Subsidiary and Target, or any of their respective subsidiaries, that was issued, acquired, or will be settled at a discount.

     15. Neither Parent, Merger Subsidiary, nor Target is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv).

     16. The fair market value of the assets of Target to be acquired by Merger Subsidiary will equal or exceed the sum of the liabilities to be assumed by Merger Subsidiary plus the liabilities, if any, to which the transferred assets are subject.

     17. Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

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     18.  No stock of Merger Subsidiary will be issued in the Merger.

     19. The payment of cash in lieu of a fractional share of Parent Common Stock is solely to save the expense and inconvenience of issuing and carrying fractional shares and it is not separately bargained for consideration. The maximum cash that any one Target shareholder will receive in lieu of a fractional share interest of Parent Common Stock will be less than the value of one full share and the total cash paid in lieu of fractional share interests will be less than one percent of the total consideration paid that will be issued in the transaction to Target shareholders in exchange for their shares of Target stock.

     20. The former shareholders of Target will own less than 50 percent of the value and voting power of Parent after the Merger.

     21. The total value of the Parent Common Stock issued by Parent to the Target shareholders pursuant to the Merger will, in the aggregate, represent at least 47 percent of the total fair market value of the consideration issued in the Merger.

     22. Target Employee Options granted under the Target Stock Option Plan held by Target Employee Option holders were granted with an exercise price equal to the fair market value of the associated stock.

     23. Target Employee Options granted under the Target Stock Option Plan held by Target Employee Option holders will be converted into options (and any such rights) to purchase a number of shares of Parent Common Stock pursuant to the exchange ratio provided for in the Agreement and Plan of Merger, such that the aggregate spread between the purchase price and fair market value following the merger shall be equal to the aggregate spread between the purchase price and fair market vaue immediately preceeding the merger.

     24.  No restricted stock was issued under the Target Stock Option Plan.

     25. Neither Target Employee Options granted under the Target Stock Option Plans nor the nonstatutory stock options following the conversion pursuant to the Merger held by Target Employee Option holders have been, are, or will be actively traded on an established securities market and are not transferable by the optionees other than

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          by will, or if an optionee dies intestate, by the laws of descent and distribution of the state of domicile of the optionee at the time of death, and are exercisable during the lifetime of an optionee only by the optionee or by the guardian or legal representative of the optionee.

With respect to the MSI Merger, the following representations have been made by Parent, Target, and/or Merger Subsidiary pursuant to letters of representation dated as of the date hereof:

     1. Merger Subsidiary on the date of adoption of the plan of MSI Merger and all times thereafter until the date of the MSI Merger, will be the owner of at least 80 percent of the total combined voting power of all classes of stock of MSI entitled to vote and the owner of at least 80 percent of the total value of all classes of stock of MSI (excluding nonvoting stock that is limited and preferred as to dividends and otherwise meets the requirements of Section 1504(a)(4)). MSI has no options, warrants or other rights outstanding.

     2. At no time prior to the time of Merger did Target adopt a plan of complete liquidation with respect to MSI.

     3. No shares of MSI stock will have been redeemed during the 3 years preceding the Merger.

     4. No shares of MSI stock will have been redeemed subsequent to the Merger.

     5. All Liquidating distributions from MSI to Merger Subsidiary pursuant to the MSI Merger will be on the date of the MSI Merger. MSI will retain no assets following the date of merger.

     6. As soon as the first asset transfer has been, MSI will cease to be a going concern and its activities will be limited to winding up its affairs, paying its debts, and distributing its remaining assets to its shareholder.

     7. The distribution of MSI will be in complete cancellation or redemption of all of its stock.

     8. MSI did not acquire assets in any nontaxable transaction at any time prior to the Merger, except for acquisitions occurring more than 3 years before the Merger.

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     9.   MSI did not acquire assets in any nontaxable transaction subsequent to the Merger.

     10. No assets of MSI have been, or will be, disposed of by MSI except for dispositions in the ordinary course of business and dispositions occurring more than 2 years prior to the Merger.

     11. No assets of MSI have been, or will be, disposed of by either MSI or Merger Subsidiary except for dispositions in the ordinary course of business and dispositions occurring subsequent to the Merger.

     12. The merger of MSI will not be preceded and will not be followed by the reincorporation in, or transfer or sale to, a recipient corporation (Recipient) of any of the businesses or assets of MSI, if persons holding, directly or indirectly, more than 20 percent in value of the MSI stock also hold, directly or indirectly, more than 20 percent in the value of the stock of Recipient. For purposes of this representation, ownership is determined by application of the constructive ownership rules of Section 318(a) as modified by Section 304(c)(3).

     13. Prior to the Merger, no assets of MSI will have been distributed in kind, transferred, or sold to Merger Subsidiary or any affiliate of Merger Subsidiary, except for (i) transactions that occurred in the normal course of business and (ii) transactions that occurred more than 3 years prior to the Merger.

     14. Subsequent to the Merger, no assets of MSI will have been distributed in kind, transferred, or sold to Merger Subsidiary or any affiliate of Merger Subsidiary, except for (i) transactions that occurred in the normal course of business and (ii) transactions that occurred more than 3 years prior to the MSI Merger.

     15. MSI will report all earned income represented by assets that will be distributed to Merger Subsidiary such as receivables being reported on a cash basis, unfinished construction contracts, commissions due, etc.

     16. The fair market value of the assets of MSI will exceed its liabilities both at the date of the MSI Merger and immediately prior to the time of the liquidating distribution.

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     17.  There is no intercorporate debt existing between Merger Subsidiary and
          MSI and none will be canceled, forgiven, or discounted.

     18. Merger Subsidiary is not an organization that is exempt from federal income tax under Section 501 or any other provision of the Internal Revenue Code.

     19. All other transactions that have been or will be undertaken contemporaneously with, in anticipation of, in conjunction with, or in any way related to, the merger of MSI Merger have been fully disclosed.

     20. The fair market value of the assets of MSI transferred to Merger Subsidiary will equal or exceed the sum of the liabilities assumed by Merger Subsidiary plus the amount of liabilities, if any, to which the transferred assets are subject.

     21. Merger Subsidiary has no plan or intention to sell or otherwise dispose of any of the assets of MSI acquired in the transaction, except for dispositions made in the ordinary course of business.

     22. The liabilities of MSI (incurred prior to the Merger) assumed by Merger Subsidiary and the liabilities (incurred prior to the Merger) to which the transferred assets of MSI are subject were incurred by MSI in the ordinary course of its business.

     23. The liabilities of MSI (incurred subsequent to the Merger) assumed by Merger Subsidiary and the liabilities (incurred subsequent to the Merger) to which the transferred assets of MSI are subject were incurred by MSI in the ordinary course of its business.

     24. Following the MSI Merger, Merger Subsidiary will continue the historical business of MSI of the use a significant portion of MSI's historical business assets in a business.

     25. No two parties to the MSI Merger are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv).

     26. MSI is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).


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                                 SCOPE OF THE OPINION

The opinions expressed below are rendered only with respect to the specific facts and representations set forth herein, and KPMG expresses no opinion with respect to any other federal or state income tax or any legal aspect of the transaction. Specifically, KPMG does not express any opinion, and none was requested, as to whether the Merger results in a section 382 limitation with respect to any tax attribute of Target or the Parent (including any net operating loss) and the tax effect of any separate return limitation year limitation imposed under section 1.1502-1, ET. SEQ., of the income tax regulations. No inference will be drawn regarding any matter not specifically opined upon. If any of the above-stated facts, representations, or circumstances is not entirely complete or accurate, it is imperative that we be informed immediately in writing, as the inaccuracy or incompleteness could cause KPMG to change its opinion.

In rendering our opinions, we are relying upon the relevant provisions of the Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as of the date of this letter, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Because such changes can be retroactive in effect, any such change could also have an effect on the validity of our opinions. The opinions contained herein are not binding upon the Internal Revenue Service, any other tax authority or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

KPMG is rendering this opinion only to the Parent, Target, Target's Shareholders and the holders of Target Employee Options. Therefore, this opinion cannot be relied upon by any person or persons other than the Parent, Target, Target's Shareholders and the holders of Target Employee Options. This opinion may not be included in any document available to any third parties, or be incorporated by reference in any document available to such third parties, without the express written consent of KPMG.

OPINIONS Based solely upon the information contained in the Documents and the FACTS and REPRESENTATIONS as stated herein, and limited pursuant to the scope of the opinion above, it is the opinion of KPMG that the following Federal income tax consequences should result from the Merger:

     1. Provided the Merger of Target with and into Merger Subsidiary qualifies as a statutory merger under Minnesota law, the Merger should constitute a reorganization within the meaning of section 368(a)(1)(A) by reason of

          Section 368(a)(2)(D) of the Code. Target, Parent, and Merger Subsidiary should each be "a party to a reorganization" within the meaning of section 368(b).

     2. No gain or loss should be recognized by Target on the transfer of substantially all of its assets to Merger Subsidiary in exchange solely for Parent Common Stock, cash and the assumption by Merger Subsidiary of Target's liabilities (Sections 361(a),(b) and 357(a)).

     3. No gain or loss should be recognized by either Parent or Merger Subsidiary upon the acquisition by Merger Subsidiary of substantially all of the assets of Target in exchange for Parent Common Stock, cash and the assumption by Merger Subsidiary of Target's liabilities (Regs.
          Section 1.1032-2(b)).

     4. The basis of Target assets acquired by Merger Subsidiary pursuant to the Merger should be the same as the basis of those assets in the hands of Target immediately prior to the Merger (Section 362(b)).

     5. The basis of Merger Subsidiary's stock in the hands of Parent should be an amount equal to the gross adjusted tax basis of Target assets in the hands of Target immediately before the Merger decreased by the sum of the amount of the liabilities of Target assumed by Merger Subsidiary and the amount of the liabilities to which the assets of Target are subject (Section 1.358-6(c)(1)).

     6. The holding period for Target assets received by Merger Subsidiary, pursuant to the Merger, should, in each instance, include the period for which such assets were held by Target (section 1223(2)).

     7. No gain or loss should be recognized by the shareholders of Target upon the receipt of Parent Common Stock and in exchange for their Target stock (Section 354(a)).

     8. No gain or loss should be recognized by the holders of Target Employee Options solely upon the receipt of Parent Options received in exchange for their Target Options (Section 83).

     9. The basis in the Parent Common Stock received by a Target shareholder in exchange for Target Common Stock should be the same as the basis of Target Common Stock that was exchanged therefor, decreased by the amount of cash received or by the amount of cash received, as the case may be, and increased by any gain recognized on the exchange or any amount treated as a dividend (Section 358(a)(1)).

     10. The holding period of the Parent Common Stock received by a Target shareholder should include the period during which Target Common Stock surrendered in exchange therefor was held by Target shareholder, provided that Target Common Stock surrendered was a capital asset in the hands of Target shareholder on the date of the Merger (Section 1223(1)).

     11. Pursuant to section 381(a) of the Code and section 1.381(a)-1 of the regulations, Merger Subsidiary should succeed to and take into account as of the date of the proposed transfer, as defined in section 1.381(b)-1(b) of the regulations, the items of Target described in section 381(c), subject to the conditions and limitations of sections 381, 382, 383, and 384 and the regulations thereunder.

     12. As provided in section 381(c)(2) of the Code, Merger Subsidiary will succeed to and take into account the earnings and profits or deficit earnings and profits of Target as of the date of the transfer. Any deficit in earnings and profits will be used only to offset earnings and profits accumulated after the date of transfer.


Based solely on the above FACTS and REPRESENTATIONS and subject to the SCOPE OF THE OPINION ABOVE, with respect to the federal income tax consequences of the merger of MSI Merger, it is the opinion of KPMG that:

     1. Provided the MSI Merger with and into Merger Subsidiary qualifies as a statutory merger under Minnesota law, the MSI Merger should qualify as a complete liquidation of MSI under section 332 and section 1.332-2(d), and a reorganization pursuant to Section 368(a)(1)(A).

     2. No gain or loss should be recognized by Merger Subsidiary on its receipt of the MSI assets. (Sections 332(a) and 361(a)).

     3. No gain or loss should be recognized by MSI on the MSI Merger (Sections 336(d)(3), 337(a) and 361(c)).

     4. The basis of each MSI asset in the hands of Merger Subsidiary should be the same as the basis of that asset in hands of MSI immediately before the MSI Merger (Sections 334(b)(1) and 362(b)).

     5. The holding period of each MSI asset in the hands of Merger Subsidiary should include the period during which the asset was held by MSI (section 1223(2)).

     6. Merger Subsidiary should succeed to and take into account the MSI items described in section 381(c), subject to the conditions and limitations of sections 381, 382, 383, 384, 1502 and the regulations promulgated thereunder. Any deficit in the earnings and profits of MSI should be used to offset only earnings and profits accumulated after the date of the MSI Merger (section 381(a) and section 1.381(a)-1). MSI's earnings and profits to which Merger Subsidiary should succeed to under section 381 should be adjusted to prevent duplication in accordance with section 1.1502-33(a)(2).


                                                  /s/ KPMG Peat Marwick LLP

                                                  KPMG Peat Marwick LLP